Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) VOLUNTARY ANNOUNCEMENT: COMPLETION OF DIVESTMENT OF GOLD FIELDS’ INTEREST IN THE ASANKO GOLD MINE IN GHANA Further to the announcement of 21 December 2023 regarding divestment of the Gold Fields Group’s 45% effective interest in Asanko Gold Mine to Galiano Gold Inc (“Galiano”) for gross proceeds of US$170m plus a 1% net smelter royalty on future production from the Nkran deposit (the "Transaction"), shareholders are advised that all conditions precedent related to the Transaction have now been fulfilled and it closed on 4 March 2024. Gold Fields has received US$65m in cash and 28,500,000 shares in Galiano as upfront proceeds for the divestment. The remaining gross proceeds will be settled through deferred and contingent payments as follows: • US$25m to be paid on or before 31 December 2025; • US$30m to be paid on or before 31 December 2026; and • US$30m plus a 1% net smelter royalty to be paid once more than 100koz of gold equivalent is produced from the Nkran deposit at the mine. The royalty paid is to be capped at a volume of 447koz. ENDS 5 March 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd Investor enquiries: Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 9503 Email: Jongisa.Magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com

Exhibit 99.1 Media enquiries: Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 Email: Sven.Lunsche@goldfields.com